1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 10, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT AND
INSIDE INFORMATION
PROPOSED DISPOSAL OF ASSETS OF NORTHWEST
ALUMINUM FABRICATION BRANCH

This announcement is made by Aluminum Corporation of China Limited* (the "Company" or, together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

On 9 May 2013, the Company issued an A Share announcement on Shanghai Stock Exchange in accordance with the relevant provisions of Shanghai Stock Exchange, the content of which was in relation to the Company's proposal to dispose of the assets of Northwest Aluminum Fabrication Branch of the Company to Aluminum Corporation of China ("Chinalco"), the controlling shareholder of the Company ("Proposed Connected Transaction"). The Company is of the view that certain aspects of the A Share announcement are inside information in nature, and believes that it is appropriate to make public disclosure to enable the shareholders of the Company and the public to appraise the position of the Group.

Upon the negotiation of transaction terms or execution of such agreement between the Company and Chinalco, the Company will be compliant with disclosure requirements under Chapters 14 and 14A of the Listing Rules.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 May 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui, Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Abbreviation: CHALCO	Announcement No: Lin 2013-017

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON DISPOSAL OF ASSETS OF NORTHWEST
ALUMINUM FABRICATION BRANCH

The board of directors of the Company and all directors warrant that there are no misrepresentation or misleading statement contained in or material omission from this announcement, and accept several and joint responsibility for the truthfulness, accuracy and completeness of the contents contained herein.

Important Notice:

1.

According to the needs of revisiting the development strategy of the Company, with a view to further optimizing the assets portfolio of the Company as well as moving to the forefront of the industry chain and the high-end sector of the value chain, the Company proposes to transfer the entire assets (including the liabilities) of Northwest Aluminum Fabrication Branch as a whole by way of an agreement.

2.	The transaction does not constitute a major Assets restructuring.

3.

Chinalco intended to acquire the Target Assets, subject to the approvals from relevant regulatory authorities of the PRC government. If Chinalco is approved by relevant regulatory authorities to acquire the Target Assets, the transaction will constitute a connected transaction.

4.	There is no material legal impediment for the implementation of the transaction.

5.	The transaction is still subject to the consideration and approval of the general meeting of the Company.

I.	OVERVIEW OF THE CONNECTED TRANSACTION

(i)	Major Contents of the Transaction

The Company proposes to transfer the entire assets (including the liabilities) (hereafter as ''Target Assets'') of Northwest Aluminum Fabrication Branch of the Company to Aluminum Corporation of China (hereafter as "Chinalco") by way of an agreement.

(ii)

Chinalco, the interested transferee, is the controlling shareholder of the Company. If Chinalco is approved by the regulatory authorities to acquire the Target Assets, the transaction will constitute a connected transaction.

(iii)

On 9 May 2013, the Proposal on the Transfer of the Assets of Northwest Aluminum Fabrication Branch () was considered at the thirty-seventh meeting of the fourth session of the board of directors of the Company. In the event that Chinalco is approved by relevant regulatory authorities to acquire the Target Assets, the transaction will constitute a connected transaction, therefore, the connected directors Mr. Xiong Weiping, Mr. Lv Youqing and Mr. Liu Caiming abstained from voting, while the remaining non-connected directors approved the proposal with five affirmative votes and one abstention vote.

The independent directors of the Company have expressed the following independent opinions in respect of the transaction: the transaction is conducted in the Company's ordinary and usual course of business and on normal commercial terms, and is in compliance with the requirements of the Company Law and the Articles of Association of the Company; the terms of the transaction reflect the fair, impartial and just principle and are in the interests of the Company and the shareholders of the Company as a whole. The connected directors have abstained from voting when the proposal was considered at the Board meeting of the Company, which is in compliance with the provisions of relevant laws and the Articles of Association of the Company.

(iv)	The transaction is still subject to the consideration and approval of the general meeting of the Company.

(v)	Chinalco's acquisition of the Target Assets is subject to the consideration and approval of relevant regulatory authorities of the PRC government.

II.	INFORMATION OF THE COUNTERPARTY TO THE TRANSACTION

The intended counterparty to the transaction is Chinalco. Chinalco was established in February 2001 as an enterprise owned by the whole people, for which State-owned Assets Supervision and Administration Commission performed its obligation as an investor directly. Its registered address is No. 62, North Xizhimen Street, Beijing, with Mr. Xiong Weiping as its legal representative, registered capital of RMB15,431,800,000 and mineral resources development, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services as its principal business.

Chinalco is the controlling shareholder of the Company holding 38.56% of the Company's shares in issue. It is independent of the Company in terms of business, assets and personnel.

As at 31 December 2012, Chinaclo's audited major financial indicators were as follows:

Total assets: RMB428,415,000,000

Net assets: RMB71,780,000,000

Revenue: RMB244,841,000,000

Net profit: RMB-9,986,000,000

III.	BASIC INFORMATION OF THE TARGET ASSETS

(i)	Target Assets

The Target Assets are the entire assets (including the liabilities) of Northwest Aluminum Fabrication Branch of the Company. The specific details depend on the assets and liabilities checklist specified in the assets appraisal report. The Target Assets have clear titles and are not mortgaged, pledged or subject to any situation which would limit their transfer. They are not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of their titles.

Northwest Aluminum Fabrication Branch is originally a relocated enterprise of military production for the three fronts (). It was established in July 1965 and was originally subordinated to Northwest Aluminum Fabrication Branch of Lanzhou Aluminum Co., Ltd.
(). In January 2005, the Company and Lanzhou Aluminum Co., Ltd. conducted assets restructuring and Northwest Aluminum Fabrication Branch was allocated to the Company. In May 2007, it was established as Northwest Aluminum Fabrication Branch of the Company.

As at 31 December 2012, the audited total assets, total liabilities, net assets, revenue and net profit of Northwest Aluminum Fabrication Branch amounted to RMB2,098,151,000, RMB522,763,600, RMB1,575,387,400, RMB727,332,000 and RMB-121,410,100, respectively.

(ii)	Evaluation of the Target Assets

The Company has engaged China Enterprise Appraisals Co., Ltd., a company with qualifications in securities business, to evaluate the net assets value of the Target Assets on basis of 31 December 2012 as the reference date. The appraised value is RMB1,660,053,400.

(iii)	Pricing Principle of the Transaction

The transaction price is proposed to be not less than the appraised value of the Target Assets.

IV.	MAIN CONTENTS IN THE AGREEMENT OF THE TRANSACTION AND THE PERFORMANCE ARRANGEMENT

The Company has not entered into the contract or agreement concerning this transaction. The Company will make supplemental disclosure after signing the official transaction documents.

V.	OTHER ARRANGEMENTS CONCERNING THE TRANSACTION

(i)

Upon completion of the transaction, the transferee will receive all the registered employees of Northwest Aluminum Fabrication Branch and make proper arrangement for them in accordance with the principle of "people move with assets".

(ii)	Upon completion of the transaction, a new connected transaction may take place.

(iii)

The proceeds from the transaction will mainly be used to replenish the working capital of the Company in the daily operation, which is beneficial for the development of key business at the current stage.

(iv)	No changes to the senior management or other arrangement will be made along with the transaction.

VI.	THE IMPACT OF THE TRANSACTION ON THE COMPANY

The transaction can optimize the assets structure, lower the debt to asset ratio and improve the debt portfolio of the Company, which is beneficial for the Company to focus on the development of quality resources and develop the business relating to quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain. The transaction is in line with the Company's strategic position, which is to "develop leading products of the Company by moving towards the upstream of the industry chain with advantages, strengthen the business of alumina and aluminum based on resources", which is in the fundamental interests of the Company and its shareholders.

The transaction, which is fair, impartial and open, will facilitate the sustainable development of the key business of the Company. The consideration of the transaction is negotiated and determined by all parties based on the appraised value of the Target Assets, taking into consideration the conditions of the target company as well as the market, and in compliance with a fair and reasonable pricing principle without prejudice to the interests of the Company and unconnected shareholders.

Upon the completion of the transaction and the completion of the overall transfer of equity interests in aluminum fabrication enterprises, the total assets of the Company will decrease by approximately RMB15,000 million and the influence of the Company in the industry will change.

VII.	DOCUMENTS AVAILABLE FOR INSPECTION

1.	Resolutions passed at the thirty-seventh meeting of the fourth session of the board of directors of Aluminum Corporation of China Limited*

2.	Independent opinions of independent directors of Aluminum Corporation of China Limited* regarding relevant matters

The board of directors of
Aluminum Corporation of China Limited*
9 May 2013

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary